Exhibit 99.1

FOR RELEASE

UNITIL REPORTS YEAR-END EARNINGS

HAMPTON, N.H., JANUARY 30, 2020 — Unitil Corporation (NYSE: UTL) (www.unitil.com) today announced Net Income of $44.2 million, or $2.97 in earnings per share, for the year ended December 31, 2019, an increase of $11.2 million, or $0.74 per share, compared to 2018. In the first quarter of 2019, the Company recognized a one-time net gain of $9.8 million, or $0.66 per share, on the Company’s divestiture of its non-regulated business subsidiary, Usource. Excluding the Usource divestiture, the Company’s Net Income was $34.4 million, or $2.31 per share, for the year ended December 31, 2019, an increase of $1.4 million, or $0.08 per share, compared to 2018. The increase in earnings was driven by higher natural gas sales margins, partially offset by increases in operating expenses.

“We are pleased with the Company’s financial results for 2019,” said Thomas P. Meissner, Jr., Unitil’s Chairman and Chief Executive Officer. “We continue to see steady growth in our customer base and our focus remains on providing safe and reliable service.”

Natural gas sales margins were $122.2 million in 2019, an increase of $5.3 million compared to 2018. The increase in natural gas sales margins was driven by higher natural gas distribution rates of $5.6 million and higher therm sales of $0.9 million, partially offset by milder weather in the fourth quarter of 2019. The positive effect of higher rates and customer growth was partially offset by the absence in the current period of a $1.2 million non-recurring adjustment recognized in the second quarter of 2018 to increase gas revenue and operating expenses in connection with a then ongoing base rate case for the Company’s New Hampshire natural gas utility.

Natural gas therm sales increased 0.4% in 2019 compared to 2018. The increase in gas therm sales was driven by customer growth, partially offset by milder weather in the fourth quarter of 2019 compared to 2018. Based on weather data collected in the Company’s natural gas service areas, there were 6.7% fewer effective degree days in 2019, on average, compared to 2018. The Company estimates that weather-normalized gas therm sales, excluding decoupled sales, were up 4.2% in 2019 compared to 2018. As of December 31, 2019 the number of natural gas customers served increased by 1,152 over the previous year.

6 Liberty Lane West

Hampton, NH 03842

T 603.772.0775

www.unitil.com

Electric sales margins were $91.9 million in 2019, essentially on par with 2018. Electric sales margins in 2019 were positively affected by higher electric distribution rates of $1.6 million, offset by a decrease of $1.6 million from lower kWh sales due to milder summer weather in 2019 and overall lower average usage per customer.

Electric kilowatt-hour (kWh) sales decreased 4.8% in 2019 compared to 2018 reflecting milder summer weather in 2019 compared to 2018, lower average usage per customer due to energy efficiency initiatives and net metered distributed generation, as well as reduced usage by some industrial customers, partially offset by customer growth. Based on weather data collected in the Company’s electric service areas, there were 22.3% fewer Cooling Degree Days in 2019, on average, compared to 2018. As of December 31, 2019, the number of electric customers served increased by 558 over the previous year. Unitil now serves over 190,000 gas and electric customers.

Operation and Maintenance (O&M) expenses decreased $2.3 million in 2019 compared to 2018. Excluding the non-recurring adjustment discussed above which increased gas revenue and O&M expenses by $1.2 million in the second quarter of 2018 in connection with a then ongoing base rate case for the Company’s New Hampshire natural gas utility; O&M expenses decreased $1.1 million in 2019 compared to 2018. The decrease in 2019 includes $2.4 million of lower labor and other costs related to the divestiture of Usource. Excluding the lower expenses associated with the Usource divestiture and the 2018 non-recurring adjustment; O&M expenses were higher by $1.3 million. The change in O&M expenses reflects higher utility operating costs of $0.7 million, higher labor costs of $0.5 million, and higher professional fees of $0.1 million.

Depreciation and Amortization expense increased $1.6 million in 2019 compared to 2018, reflecting increased depreciation on higher levels of utility plant in service, partially offset by lower amortization.

Property and Other Taxes increased $0.3 million in 2019 compared to 2018, reflecting higher local property tax rates on higher levels of utility plant in service, partially offset by $1.0 million of property tax abatements received in 2019.

6 Liberty Lane West

Hampton, NH 03842

T 603.772.0775

www.unitil.com

Interest Expense, Net decreased $0.3 million, in 2019 compared to 2018 reflecting lower interest on long-term debt and higher interest income on Allowance for Funds Used During Construction (AFUDC), partially offset by interest on higher levels of short-term borrowings.

Other (Income) Expense, Net changed from an expense of $5.8 million in 2018 to income of $8.6 million in 2019, a net change of $14.4 million. This change primarily reflects a pre-tax gain of $13.4 million on the Company’s divestiture of Usource, discussed above, and lower retirement benefit costs in the current period. The Usource divestiture generated a capital gain to the Company and a $3.6 million provision is included in the Company’s income tax expense for 2019.

Federal and State Income Taxes increased $5.4 million in 2019 compared to 2018 reflecting income taxes associated with the gain on the Company’s divestiture of Usource, discussed above, and higher pre-tax earnings in the current period.

In 2019, Unitil’s annual common dividend was $1.48 per share, representing an unbroken record of quarterly dividend payments since trading began in Unitil’s common stock. At its January 2020 meeting, the Unitil Corporation Board of Directors declared a quarterly dividend on the Company’s common stock of $0.375 per share, an increase of $0.005 per share on a quarterly basis, resulting in an increase in the effective annualized dividend rate to $1.50 per share from $1.48 per share.

The Company’s earnings are seasonal and are typically higher in the first and fourth quarters when customers use natural gas for heating purposes.

The Company will hold a conference call to discuss fourth quarter and full year 2019 results on Thursday, January 30, 2020, at 2:00 p.m. Eastern Time. This call is being webcast and can be accessed in the Investor Relations section of Unitil’s website, www.unitil.com.

6 Liberty Lane West

Hampton, NH 03842

T 603.772.0775

www.unitil.com

About Unitil Corporation

Unitil Corporation provides energy for life by safely and reliably delivering natural gas and electricity in New England. We are committed to the communities we serve and to developing people, business practices, and technologies that lead to the delivery of dependable, more efficient energy. Unitil Corporation is a public utility holding company with operations in Maine, New Hampshire and Massachusetts. Together, Unitil’s operating utilities serve approximately 106,100 electric customers and 83,900 natural gas customers. Other subsidiaries include Usource, Unitil’s non-regulated business segment. For more information about our people, technologies, and community involvement please visit www.unitil.com.

Forward-Looking Statements

This press release may contain forward-looking statements. All statements, other than statements of historical fact, included in this press release are forward-looking statements. Forward-looking statements include declarations regarding Unitil’s beliefs and current expectations. These forward-looking statements are subject to the inherent risks and uncertainties in predicting future results and conditions that could cause the actual results to differ materially from those projected in these forward-looking statements. Some, but not all, of the risks and uncertainties include the following: Unitil’s regulatory environment (including regulations relating to climate change, greenhouse gas emissions and other environmental matters); fluctuations in the supply of, the demand for, and the prices of, gas and electric energy commodities and transmission and transportation capacity and Unitil’s ability to recover energy supply costs in its rates; customers’ preferred energy sources; severe storms and Unitil’s ability to recover storm costs in its rates; general economic conditions; variations in weather; long-term global climate change; Unitil’s ability to retain its existing customers and attract new customers; increased competition; and other risks detailed in Unitil’s filings with the Securities and Exchange Commission. These forward looking statements speak only as of the date they are made. Unitil undertakes no obligation, and does not intend, to update these forward-looking statements.

For more information please contact:

Todd Diggins – Investor Relations	Alec O’Meara – Media Relations
Phone: 603-773-6504	Phone: 603-773-6404

Email: diggins@unitil.com	Email: omeara@unitil.com

6 Liberty Lane West

Hampton, NH 03842

T 603.772.0775

www.unitil.com

Selected financial data for 2019 and 2018 is presented in the following table:

Unitil Corporation – Condensed Consolidated Financial Data
(Millions, except Per Share data) (Unaudited)

	Three Months Ended December 31,			Twelve Months Ended December 31,
	2019	2018	Change	2019	2018	Change
Gas Therm Sales
Residential	11.8	12.8	(7.8%)	48.0	48.7	(1.4%)
Commercial/Industrial	47.9	50.1	(4.4%)	184.1	182.4	0.9%

Total Gas Therm Sales	59.7	62.9	(5.1%)	232.1	231.1	0.4%

Electric kWh Sales
Residential	149.9	157.7	(4.9%)	648.2	685.5	(5.4%)
Commercial/Industrial	229.0	234.4	(2.3%)	947.5	990.3	(4.3%)

Total Electric kWh Sales	378.9	392.1	(3.4%)	1,595.7	1,675.8	(4.8%)

Gas Revenues	$59.5	$68.7	$(9.2)	$203.4	$216.1	$(12.7)
Cost of Gas Sales	22.8	32.2	(9.4)	81.2	99.2	(18.0)

Gas Sales Margin	36.7	36.5	0.2	122.2	116.9	5.3

Electric Revenues	56.9	55.7	1.2	233.9	223.3	10.6
Cost of Electric Sales	35.6	34.3	1.3	142.0	131.4	10.6

Electric Sales Margin	21.3	21.4	(0.1)	91.9	91.9	—

Usource Revenues	—	1.2	(1.2)	0.9	4.7	(3.8)

Total Sales Margin	58.0	59.1	(1.1)	215.0	213.5	1.5

Operation & Maintenance Expenses	17.3	18.0	(0.7)	67.2	69.5	(2.3)
Depreciation & Amortization	13.0	13.0	—	52.0	50.4	1.6
Property & Other Taxes	5.7	5.9	(0.2)	22.7	22.4	0.3
Other (Income) Expense, Net	1.2	1.7	(0.5)	(8.6)	5.8	(14.4)
Interest Expense, Net	5.8	6.1	(0.3)	23.7	24.0	(0.3)

Income Before Income Taxes	15.0	14.4	0.6	58.0	41.4	16.6
Income Tax Expense	3.6	3.4	0.2	13.8	8.4	5.4

Net Income	$11.4	$11.0	$0.4	$44.2	$33.0	$11.2

Earnings Per Share	$0.77	$0.74	$0.03	$2.97	$2.23	$0.74

6 Liberty Lane West

Hampton, NH 03842

T 603.772.0775

www.unitil.com